SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on March 1, 2019.

By letter dated March 1, 2019,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/31/2018	12/31/2017
Results of the period (three-month period)	(5,620)	11,474
Attributable to:
Shareholders of the controlling company	(3,925)	5,354
Non-controlling interest	(1,695)	6,120

2. Other integral results of the period	in million ARS
	12/31/2018	12/31/2017
Other integral results of the period	1,733	(3,604)
Attributable to:
Shareholders of the controlling company	501	(678)
Non-controlling interest	1,232	(2,926)

3. Total integral results of the period	in million ARS
	12/31/2018	12/31/2017
Total integral results of the period	(3,887)	7,870
Attributable to:
Shareholders of the controlling company	(3,424)	4,676
Non-controlling interest	463	3,194

4. Equity details	in million ARS
	12/31/2018	12/31/2017
Share Capital	479	499
Treasury shares	5	2
Change in capital stock and treasury shares	5,396	5,396
Additional paid-in capital	6,072	6,072
Premium for trading of treasury shares	53	52
Legal Reserve	213	214
Special Reserve (Resolution CNV 609/12)	2,969	2,969
Cost of treasury share	532	80
Changes in non-controlling interest	1,248	1,469
Revaluation Surplus	420	-
Conversion reserve	4,104	3,558
Reserve for stocks-based payments	100	278
Reserve for new project	20,064	2,263
Reserve for defined benefit plans	87	-
Other comprehensive subsidiary results	210	31
Other subsidiary reserves	38	7
Reserve for purchase of securities issued by the company	50	50
Retained earnings	(11,722)	12,744
Shareholders’ Equity attributable to controlling company’s shareholders	26,602	32,524
Non-controlling interest	68,795	61,732
Total shareholder's equity	95,397	94,256

5. Adjustments of previous results	in million ARS
12/31/2018
Change in the valuation method of investment properties	(191)
Attributable to:
Shareholders of the controlling company	(121)
Non-controlling interest	(70)

  In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholders, direct or indirectly, are Inversiones Financieras del Sur S.A (IFISA) and Agroinvestment S.A with 182,052,303 shares, accounting for 36.64% of the share capital (substracted the treasury shares), belonging both companies to the same controlling group and beneficial owner. IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay.

In addition, we report that as of December 31, 2018, after deducting Inversiones Financieras del Sur S.A. and Agroinvestment S.A’s interest and the treasury shares, the remaining shareholders held 314,766,604 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 62.75% of the issued and subscribed capital stock.

Below are the highlights for the three-month period ended December 31, 2018:

●
From this quarter onwards, the Company releases its Financial Statements adjusted for inflation according to the rule IAS 29 and local regulations that set that companies using the Argentine peso as their functional currency must release Financial Statements adjusted for inflation since December 31, 2018. Thus, all non-monetary assets and liabilities, the Equity, as well as all comparative figures for previous quarters or fiscal years, have been adjusted to constant currency as of December 31, 2018.

●
Net result for the first semester of fiscal year 2019 recorded a loss of ARS 5,620 million compared to a gain of ARS 11,476 million in the same period of the FY 2018, mainly due to lower results from changes in the fair value of IRSA investment properties in Argentina Business Center.

●
Adjusted EBITDA for the 6-month period of fiscal year 2019 grew 27.4% compared to the same period of 2018, reaching ARS 9,973 million, of which ARS 1,672 million came from the agricultural business that recorded higher crop production results and farmland sales and ARS 8,300 million came from the urban property and investment segment (IRSA), whose rental segment in Argentina increased by 6.2% in the period.

●
Very good weather conditions in the region are expected for 2019 campaign. We hope to plant approximately 258,000 ha and develop 8,500 ha in the region.

●
Our subsidiary Brasilagro has completed in the six-month period of FY 2019 partial sales of Jatobá farm (Jaborandi - Bahía) and Alto Taquari (Mato Grosso), for a total amount of BRL 185.8 million.

●
On October 29, our Shareholders Meeting approved a distribution among its shareholders of 20,656,215 treasury shares, representing 4.1% of the share capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 1, 2019